Mail Stop 6010

      November 16, 2005

Tom Hatton
President
Firstline Environmental Solutions, Inc.
#203-20189 56th Avenue, Langley
British Columbia, Canada V3A 3Y6

      Re:	Firstline Environmental Solutions, Inc.
	Amendment No. 1 to Registration Statement on Form 10-SB
      Filed November 2, 2005
	File No. 000-51523

Dear Mr. Hatton:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 2

b.  Business of Issuer, page 2

Natural Mineral Products - FLRS, page 5
1. We note your response to prior comment 9 and your inclusion of a web site address in the revised disclosure. Tell us whether you intend to incorporate the cited information by reference into your registration statement. See Exchange Act Release No. 34-42728, especially footnotes 41 and 42 and the accompanying text.

Item 5.  Director and Executive Officers, Promoters, and Control
Persons, page 13
2. We reissue prior comment 22 with respect to the tables on page
13.

Item 6.  Executive Compensation, page 14
3. It is unclear, from your response to prior comment 26 and the additional corresponding disclosure on pages 14-15 of the filing, whether Pro-Act has raised or will raise funds in connection with the offering described on page 17. Please clearly state whether Pro-Act has raised or will raise funds in connection with the proposed offering, and if so, quantify the commission paid or to be paid.

Financial Statements, page F-1

4. Please refer to previous comment 30. We note that you have amended the filing to include audited financial statements for the three-months ended August 31, 2005 in accordance with Item 310(g) of Regulation S-B. However, please amend the filing to comply with the following:

* As required by Item 310(a) of Regulation S-B, you are required to present the audited statements of income, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the date of your most recent fiscal year. Accordingly, please amend the filing to include the statements of income and cash flows for the year-end May 31, 2004.
* As required by Item 310(b) of Regulation S-B, your interim financial statements should include a balance sheet as of the end of your most recent fiscal quarter and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year. According, please amend the filing to include the statements of income and cash flows for the three months ended August 31, 2004. We note that these financial statements are not required to be audited.

Also, please have your auditors revise their opinion to clearly identify that they have audited the consolidated statements of operations, cash flows and stockholders` equity for the year ended May 24, 2004.

Report of Independent Registered Public Accounting Firm, page F-2
5. Please refer to previous comment 32. As previously requested, please tell us how you determined that you meet the requirements of
Rule 2-01(a) of Regulation S-X and what consideration you and your auditors gave to Florida state laws governing audits of Florida companies performed by foreign auditors. We may have further comments after reviewing your response.
6. Please refer to previous comment 34. We note that you restated your financial statements for the year ended May 31, 2005 to expense the amount originally listed as a subscription receivable. Accordingly, each financial statement for the year ended May 31, 2005 should be labeled as "restated." Additionally, please include the disclosure required by paragraph 37 of APB 20 detailing the nature of the error and the effect of its correction on net income and the related per share amounts. Finally, please have your auditor`s consider the following:

* the need to revise their report to include an explanatory paragraph describing any restatements and
* the need to dual date their report.

Consolidated Statement of Cash Flows, page F-5
7. Please refer to previous comment 38. We note the column heading of the statement of cash flows for the year ended May 31, 2005 is improperly labeled "May 31, 2004." Please revise.

Note E - Mineral Claims, page F-11
8. Please refer to previous comments 42. We note your response to our comment and the amendment to your filing. Based on your current disclosure, it appears that the all three of the claims were acquired by your subsidiary prior to your May 31, 2004 year-end. However, during the year-ended May 31, 2005 you increased your mineral claims asset by $33,129. Please tell us the reason for this increase. Also, please reconcile for us the increase in your mineral claims assets with the amounts reported as a disposition of mineral claims in the investing portion of your statement of cash flows for year ended May
31, 2005.

Note L - Income Taxes, page F-15
9. Please refer to previous comment 45. We note your response to our comment and amendment to your filing. We note that according to Appendix A.I. of "International Reporting and Disclosure Issues in the Division of Corporation Finance" issued on November 1, 2004, the
FASB staff has taken the view that under SFAS 109 the proceeds from issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares and a liability is recognized for this difference. The liability is then reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. Please tell us how your sale of these flow-through shares intends to comply with this guidance. In a related matter, tell us how your accounting for your valuation allowance complies with paragraph 17 of SFAS 109 which requires realizability of your deferred tax assets be determined based on gross deferred tax assets, not after netting deferred tax liabilities against them. We may have further comments after a review of your response.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551- 3662 or Jay Webb,
Reviewing Accountant, at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Special Counsel

cc (via fax):  	Dorlyn Evancic, 604.468.3955
Tom Hatton
Firstline Environmental Solutions, Inc.
November 16, 2005
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